UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*


                            Starwood Financial Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   85569R 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Jay Sugarman, 1114 Avenue of the Americas, 27th Floor
                    New York, New York 10036 (212) 930-9400
          with a copy to James B. Carlson, Esq., Mayer, Brown & Platt
             1675 Broadway, New York, New York 10019 (212) 506-2515
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                          November 4, 1999 and various
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP NO. 85569R 104                     13D                  Page 2 of 34 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           B Holdings, L.L.C.


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                        (b) [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           N/A


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEM 2(d) or 2(e)                                                [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut

          NUMBER OF             7     SOLE VOTING POWER
           SHARES                     535,417
        BENEFICIALLY
        OWNED BY EACH           8     SHARED VOTING POWER
          REPORTING                   0
         PERSON WITH
                                9     SOLE DISPOSITIVE POWER
                                      535,417

                               10     SHARED DISPOSITIVE POWER
                                      0 (See Item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,417 (See Item 5)


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.6% (See Item 5)


   14      TYPE OF REPORTING PERSON*
           00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85569R 104                     13D                  Page 3 of 34 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Starwood Opportunity Fund II, L.P.


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                       (b) [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           N/A


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEM 2(d) or 2(e)                                               [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut

                                   7     SOLE VOTING POWER
          NUMBER OF                      0
           SHARES
        BENEFICIALLY               8     SHARED VOTING POWER
        OWNED BY EACH                    535,417
          REPORTING
         PERSON WITH               9     SOLE DISPOSITIVE POWER
                                         0

                                  10     SHARED DISPOSITIVE POWER
                                         535,417 (See Item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,417 (See Item 5)


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.6% (See Item 5)


   14      TYPE OF REPORTING PERSON*
           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85569R 104                     13D                  Page 4 of 34 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Starwood Mezzanine Investors, L.P.


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                      (b) [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           NA


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                                  7     SOLE VOTING POWER
          NUMBER OF                     10,759,890 (See Item 5)
           SHARES
        BENEFICIALLY              8     SHARED VOTING POWER
        OWNED BY EACH                   0
          REPORTING
         PERSON WITH              9     SOLE DISPOSITIVE POWER
                                        10,759,890 (See Item 5)

                                 10      SHARED DISPOSITIVE POWER
                                         0


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,759,890 (See Item 5)


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.5% (See Item 5)


   14      TYPE OF REPORTING PERSON*
           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85569R 104                     13D                  Page 5 of 34 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Starwood Mezzanine Holdings, L.P.


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                     (b) [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           NA


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                             [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                                  7     SOLE VOTING POWER
          NUMBER OF                     0
           SHARES
        BENEFICIALLY              8     SHARED VOTING POWER
        OWNED BY EACH                   10,759,890 (See Item 5)
          REPORTING
         PERSON WITH              9     SOLE DISPOSITIVE POWER
                                        0

                                 10     SHARED DISPOSITIVE POWER
                                        10,759,890 (See Item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,759,890 (See Item 5)


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.5% (See Item 5)


   14      TYPE OF REPORTING PERSON*
           PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85569R 104                     13D                  Page 6 of 34 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Starwood Capital Group I, L.P.


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                      (b) [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           NA


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                              [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                                   7    SOLE VOTING POWER
          NUMBER OF                     0
           SHARES
        BENEFICIALLY               8    SHARED VOTING POWER
        OWNED BY EACH                   11,295,307 (See Item 5)
          REPORTING
         PERSON WITH               9    SOLE DISPOSITIVE POWER
                                        0

                                  10    SHARED DISPOSITIVE POWER
                                        11,295,307 (See Item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,295,307 (See Item 5)


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.1% (See Item 5)


   14      TYPE OF REPORTING PERSON*
           PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85569R 104                     13D                  Page 7 of 34 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           BSS Capital Partners, L.P.


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                     (b) [ ]
    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           NA


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                               [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                                   7     SOLE VOTING POWER
          NUMBER OF                      0
           SHARES
        BENEFICIALLY               8     SHARED VOTING POWER
        OWNED BY EACH                    11,295,307 (See Item 5)
          REPORTING
         PERSON WITH               9     SOLE DISPOSITIVE POWER
                                         0

                                  10     SHARED DISPOSITIVE POWER
                                         11,295,307 (See Item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,295,307 (See Item 5)


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.1% (See Item 5)


   14      TYPE OF REPORTING PERSON*
           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85569R 104                     13D                  Page 8 of 34 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Sternlicht Holdings II, Inc.


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           NA


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                            [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                                   7     SOLE VOTING POWER
          NUMBER OF                      0
           SHARES
        BENEFICIALLY               8     SHARED VOTING POWER
        OWNED BY EACH                    11,295,307 (See Item 5)
          REPORTING
         PERSON WITH               9     SOLE DISPOSITIVE POWER
                                         0

                                  10     SHARED DISPOSITIVE POWER
                                         11,295,307 (See Item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,295,307 (See Item 5)


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.1% (See Item 5)


   14      TYPE OF REPORTING PERSON*
           CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85569R 104                     13D                  Page 9 of 34 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           SOFI-IV SMT Holdings, L.L.C.


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) [ ]
    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           NA


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                            [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                                   7     SOLE VOTING POWER
          NUMBER OF                      41,079,912 (See Item 5)
           SHARES
        BENEFICIALLY               8     SHARED VOTING POWER
        OWNED BY EACH                    0
          REPORTING
         PERSON WITH               9     SOLE DISPOSITIVE POWER
                                         41,079,912 (See Item 5)

                                  10     SHARED DISPOSITIVE POWER
                                         0


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,079,912 (See Item 5)


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.8% (See Item 5)


   14      TYPE OF REPORTING PERSON*
           OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85569R 104                     13D                 Page 10 of 34 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Starwood Opportunity Fund IV, L.P.


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                    (b) [ ]
    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           NA


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                            [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware


                                  7a     SOLE VOTING POWER
          NUMBER OF                      0
           SHARES
        BENEFICIALLY              8      SHARED VOTING POWER
        OWNED BY EACH                    41,079,912 (See Item 5)
          REPORTING
         PERSON WITH              9      SOLE DISPOSITIVE POWER
                                         0

                                 10      SHARED DISPOSITIVE POWER
                                         41,079,912 (See Item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,079,912 (See Item 5)


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.8% (See Item 5)


   14      TYPE OF REPORTING PERSON*
           PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85569R 104                     13D                 Page 11 of 34 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           SOFI IV Management, L.L.C.


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                    (b) [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           NA


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                             [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut

                                   7     SOLE VOTING POWER
          NUMBER OF                      0
           SHARES
        BENEFICIALLY               8     SHARED VOTING POWER
        OWNED BY EACH                    41,079,912 (See Item 5)
          REPORTING
         PERSON WITH               9     SOLE DISPOSITIVE POWER
                                         0

                                  10     SHARED DISPOSITIVE POWER
                                         41,079,912 (See Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,079,912 (See Item 5)


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.8% (See Item 5)


   14      TYPE OF REPORTING PERSON*
           OO




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85569R 104                     13D                 Page 12 of 34 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Starwood Capital Group, L.L.C.


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                     (b) [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           NA


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                             [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut


                                   7     SOLE VOTING POWER
          NUMBER OF                      8,000
           SHARES
        BENEFICIALLY               8     SHARED VOTING POWER
        OWNED BY EACH                    41,615,329 (See Item 5)
          REPORTING
         PERSON WITH               9     SOLE DISPOSITIVE POWER
                                         8,000

                                  10     SHARED DISPOSITIVE POWER
                                         41,615,329 (See Item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,623,329 (See Item 5)


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           48.4% (See Item 5)


   14      TYPE OF REPORTING PERSON*
           OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85569R 104                     13D                 Page 13 of 34 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Barry S. Sternlicht


    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                     (b) [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           OO, PF


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

                                   7    SOLE VOTING POWER
          NUMBER OF                     1,536,847
           SHARES
        BENEFICIALLY               8    SHARED VOTING POWER
        OWNED BY EACH                   52,383,219 (See Item 5)
          REPORTING
         PERSON WITH               9    SOLE DISPOSITIVE POWER
                                        1,536,847

                                  10    SHARED DISPOSITIVE POWER
                                        52,383,219 (See Item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,920,066 (See Item 5)


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           62.8% (See Item 5)


   14      TYPE OF REPORTING PERSON*
           IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 14 of 34 Pages

                        AMENDMENT NO. 10 TO SCHEDULE 13D
                        --------------------------------


         This Amendment No. 10 to the Schedule 13D filed on November 29, 1993 (the "Schedule 13D"), as amended on January 13, 1994, February 9, 1994, March 15, 1994, March 22, 1996, September 26, 1996, January 22, 1997, March 18, 1998,
October 14, 1998 and June 15, 1999 is on behalf of B Holdings, L.L.C., a Connecticut limited liability company ("BLLC"), Starwood Opportunity Fund II, L.P., a Connecticut limited partnership ("SOF II"). Starwood Mezzanine Investors, L.P., a Delaware limited partnership ("Starwood Investors"), Starwood Mezzanine Holdings, L.P., a Delaware limited partnership ("Starwood Holdings"), Starwood Capital Group I, L.P., a Delaware limited partnership ("Starwood Capital"), BSS Capital Partners, L.P., a Delaware limited partnership ("BSS"), Sternlicht Holdings II, Inc., a Delaware corporation ("Sternlicht Holdings"), SOFI-IV SMT Holdings, L.L.C., a Delaware limited liability company ("SMT"), Starwood Opportunity Fund IV, L.P., a Delaware limited partnership ("SOFI IV"), SOFI IV Management, L.L.C., a Connecticut limited liability company ("SOFI IV Management"), Starwood Capital Group, L.L.C., a Connecticut limited liability company ("SCG") and Barry S. Sternlicht.

         Unless specifically amended and/or restated herein, the disclosure set forth in the Schedule 13D, as amended through Amendment No. 9, shall remain unchanged.

Item 1.  Security and Issuer

         The information previously furnished in response to item 1 is hereby amended and restated in its entirety as follows:

         This statement relates to shares of common stock, par value, $0.01 per share (the "Shares") of Starwood Financial Inc., a Maryland corporation (the "Issuer"), the successor by merger to Starwood Financial Trust, a Maryland real estate investment trust ("SFT"). As a result of the merger each class A Share of SFT was converted into one Share of the Issuer and the holder of SFT's Class B shares received one Share of the Issuer for every 49 Class B Shares it owned.

Item 2.  Identity and Background

         The information previously furnished in response to Item 2 is hereby amended by adding the following reporting person thereto:

         Each of the parties to this Schedule 13D has relocated its principal business and principal office to 591 W. Putnam Avenue, Greenwich, Connecticut 06830.

1.       Legal Name:  B Holdings, L.L.C.
         Place of Organization:  Connecticut
         Principal Business:  Real estate investment
         Address of Principal Business:  591 W. Putnam Avenue
                                         Greenwich, CT 06830
         Address of Principal Office: 591 W. Putnam Avenue
                                      Greenwich, CT 06830

                                                             Page 15 of 34 Pages

         The members of BLLC are SOF II and SCG. The principal business of each of SOF II and SCG is real estate investment. The address of its principal business and principal office is 591 W. Putnam Avenue, Greenwich, Connecticut 06830.

         During the last five years, BLLC and, to the best of its knowledge, its members have not been (i) convicted in a criminal proceeding or (ii) a party to a criminal proceeding of a judicial or administrative body of competent jurisdiction and, consequently, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of such proceeding.

2. Legal Name: Starwood Opportunity Fund II, L.P. Place of Organization: Connecticut
         Principal Business:  Real estate investment
         Address of Principal Business: 591 W. Putnam Avenue,
                                        Greenwich, CT 06830
         Address of Principal Office:   591 W. Putnam Avenue,
                                        Greenwich, CT 06830

         The general partner of SOF II is Starwood Capital. The principal business of Starwood Capital is real estate investment. The address of its principal business and principal office is 591 W. Putnam Avenue, Greenwich, Connecticut 06830.

         During the last five years, SOF II and, to the best of its knowledge, its general partner have not been (i) convicted in a criminal proceeding or (ii) a party to a criminal proceeding of a judicial or administrative body of competent jurisdiction and, consequently, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of such proceeding.

Item 3.  Source and Amount of Funds or Other Consideration

         No amendment.

Item 4.  Purpose of Transaction

         The information previously furnished in response to Item 4 is hereby amended by adding at the end thereto the following:

         On November 3, 1999, the Issuer's shareholders approved a series of transactions including: (i) the acquisition, through a merger (the "Merger"), of TriNet Corporate Realty Trust, Inc.; (ii) the acquisition, through a merger and a contribution of interests, of 100% of the ownership interests in Issuer's external advisor (the "Advisor Transaction"); and (iii) the change in form of the Issuer's organization into a Maryland corporation (the "Incorporation Merger"). These transactions were consummated on November 4, 1999.

         Contemporaneously with the consummation of the Merger, the Issuer acquired 100% of the interests in Starwood Financial Advisors, L.L.C. (the "Advisor") in exchange for total consideration of four million Shares of the Issuer in the Advisor Transaction.

                                                             Page 16 of 34 Pages


         Prior to the consummation of the Merger and the Advisor Transaction, the Issuer changed its form from a Maryland trust to a Maryland corporation in the Incorporation Merger through a merger with a wholly-owned subsidiary of the Issuer formed solely to effect such merger. In the Incorporation Merger, the Class B Shares were converted into shares of common stock on a 49-for-one basis (the same ratio at which Class B Shares were previously convertible into Class A Shares), and the Class A Shares were converted into shares of common stock on a one-for-one basis.

         Pursuant to the Advisor Transaction Mr. Sternlicht received 1,534,727 Shares and SCG received 8,000 Shares in exchange for their interests in the Advisor.

         As a result of the Incorporation Merger, BLLC received 535,417 Shares in exchange for its Class B Shares.

Item 5.  Interest in Securities of the Issuer

         The information previously furnished in response to Item 5 is hereby amended and restated as follows:

         Based on information provided by the Issuer, the total number of Shares outstanding as of November 4, 1999 for purposes of calculating the percentage ownership of Shares for each Reporting Person equaled 85,919,372.

         (a) Aggregate Number and Percentage of the Class of Securities Identified Pursuant to Item 1 Beneficially Owned by Each Person Named in Item 2:

         As of November 4, 1999, BLLC beneficially owned 0.6% of the issued and outstanding Shares, or 535,417 Shares.

         As of November 4, 1999, SOF II may be deemed to have beneficially owned 0.6% of the issued and outstanding Shares, or 535,417 Shares, by virtue of being a member of BLLC. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of November 4, 1999, Starwood Investors beneficially owned 12.5% of the issued and outstanding Shares, or 10,759,890 Shares.

         As of November 4, 1999, Starwood Holdings may be deemed to have beneficially owned 12.5% of the issued and outstanding Shares, or 10,759,890 Shares, by virtue of being a general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of November 4, 1999, Starwood Capital may be deemed to have beneficially owned 13.1% of the issued and outstanding Shares, or 11,295,307 Shares, by virtue of being (i) a general partner of Starwood Investors, (ii) the general partner of Starwood Holdings, which is the other general partner of Starwood Investors and (iii) the general partner of SOF II, which is a member of BLLC. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

                                                             Page 17 of 34 Pages


        As of November 4, 1999, BSS may be deemed to have beneficially owned 13.1% of the issued and outstanding Shares, or 11,295,307 Shares, by virtue of being a general partner of Starwood Capital, which is (i) a general partner of Starwood Investors, (ii) the general partner of Starwood Holdings, which is the other general partner of Starwood Investors and (iii) the general partner of SOF II, which is a member of BLLC. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of November 4, 1999, Sternlicht Holdings may be deemed to have beneficially owned 13.1% of the issued and outstanding Shares, or 11,295,307 Shares, by virtue of being the general partner of BSS, which is the general partner of Starwood Capital, which is (i) a general partner of Starwood Investors, (ii) the general partner of Starwood Holdings, which is the other general partner of Starwood Investors and (iii) the general partner of SOF II, which is a member of BLLC. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of November 4, 1999, SMT beneficially owned 47.8% of the issued and outstanding Shares, or 41,079,912 Shares.

         As of November 4, 1999, SOFI IV may be deemed to have beneficially owned 47.8% of the issued and outstanding Shares, or 41,079,912 Shares, by virtue of being the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of November 4, 1999, SOFI IV Management may be deemed to have beneficially owned 47.8% of the issued and outstanding Shares, or 41,079,912 Shares, by virtue of being a general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of November 4, 1999, SCG may be deemed to have beneficially owned 48.4% of the issued and outstanding Shares, or 41,623,329 Shares, by virtue of
(i) being a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT and (ii) being a member of BLLC. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein. This Reporting Person also directly owns 8,000 shares.

         As of November 4, 1999, Barry S. Sternlicht may be deemed to have beneficially owned 62.8% of the issued and outstanding Shares, or 53,920,066 Shares, by virtue of his control of (i) Sternlicht Holdings, which is the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors, and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors and the general partner of SOF II, which is a member of BLLC, and (iii) SCG, which is the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT and a member of BLLC. This Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Mr. Sternlicht also personally owns 1,536,847 Shares.

         (b) Number of Shares as to Which There is Sole Power to Vote or to Direct the Vote, Shared Power to Vote or to Direct the Vote, and Sole or Shared Power to Dispose or to Direct the Disposition:

                                                             Page 18 of 34 Pages

         As of November 4, 1999:

         BLLC has the sole power to vote and dispose of 535,417 Shares. BLLC does not share the power to vote or dispose of any Shares.

         By virtue of being a member of BLLC, SOF II shares the power to vote and dispose of 535,417 Shares. SOF II does not have the sole power to vote or dispose of any Shares.

         Starwood Investors has the sole power to vote and dispose of 10,759,890 Shares. Starwood Investors does not share the power to vote or dispose of any Shares.

         By virtue of being a general partner of Starwood Investors, Starwood Holdings shares the power to vote and dispose of 10,759,890 Shares. Starwood Holdings does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general partner of Starwood Investors, the general partner of Starwood Holdings (the other general partner of Starwood Investors) and the general partner of SOF II, which is a member of BLLC, Starwood Capital shares the power to vote and dispose of 11,295,307 Shares. Starwood Capital does not have the sole power to vote or dispose of any Shares.

         By virtue of being the general partner of Starwood Capital (which is a general partner of Starwood Investors, the general partner of Starwood Holdings, which is the other general partner of Starwood Investors and the general partner of SOF II, which is a member of BLLC), BSS shares the power to vote and dispose of 11,295,307 Shares. BSS does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general partner of BSS (which is the general partner of Starwood Capital, which is a general partner of Starwood Investors, the general partner of Starwood Holdings, which is the other general partner of Starwood Investors and the general partner of SOF II, which is a member of
BLLC), Sternlicht Holdings shares the power to vote and dispose of 11,295,307 Shares. Sternlicht Holdings does not have the sole power to vote or dispose of any Shares.

         SMT has the sole power to vote and dispose of 41,079,912 Shares. SMT does not share the power to vote or dispose of any Shares.

         By virtue of being the sole member and manager of SMT, SOFI IV shares the power to vote and dispose of 41,079,912 Shares. SOFI IV does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general partner of SOFI IV, which is the sole member and manager of SMT, SOFI IV Management shares the power to vote and dispose of 41,079,912 Shares. SOFI IV Management does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT and a member of BLLC, SCG shares the power to vote and dispose of 41,623,329 Shares. SCG does not have the sole power to vote or dispose of any Shares.

                                                             Page 19 of 34 Pages


         By virtue of being (i) the sole owner of Sternlicht Holdings (which is the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors, the general partner of Starwood Holdings, which is the other general partner of Starwood Investors, Partners and the general partner of SOF II, which is a member of BLLC) and (ii) the general manager of SCG (which is the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the general manager of SMT and a member of BLLC), Barry S. Sternlicht shares the power to vote and dispose of 52,383,219 Shares. Mr. Sternlicht has the sole power to vote or dispose of 1,536,847 Shares held personally by him.

         (c) Except as  specified  in Item 4 or as  previously  reported  in the
Schedule 13D, no Reporting Person has effected any transactions in Shares during the 60 day period preceding November 4, 1999 or since the filing of Amendment No. 9 to this Schedule 13D.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          No Amendment.


Item 7.   Material to Be Filed as Exhibits.

Exhibit 1. Amended and Restated Joint Filing Agreement, dated November 18, 1999, among the Reporting Persons pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934.

                                                            Page 20 of 34 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999


                                        B. HOLDINGS, L.L.C.

                                        By:   Starwood Capital Group, L.L.C.
                                        Its:  Member


                                        By:  /S/JEROME C. SILVEY
                                           ----------------------------------
                                        Name:  Jerome C. Silvey
                                        Its:   Senior Vice President and
                                                Chief Financial Officer

                                                            Page 21 of 34 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999


                                         STARWOOD OPPORTUNITY FUND II, L.P.

                                         By:   Starwood Capital Group I, L.P.
                                         Its:  General Partner

                                         By:   BSS Capital Partners, L.P.
                                         Its:  General Partner

                                         By:   Sternlicht Holdings II, Inc.
                                         Its:  General Partner

                                         By:  /S/ JEROME C. SILVEY
                                             --------------------------------
                                         Name:  Jerome C. Silvey
                                         Its:   Senior Vice President and
                                                  Chief Financial Officer

                                                             Page 22 of 34 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999


                                         STARWOOD MEZZANINE INVESTORS, L.P.


                                         By:   Starwood Capital Group I, L.P.
                                         Its:  General Partner

                                         By:   BSS Capital Partners, L.P.
                                         Its:  General Partner

                                         By:   Sternlicht Holdings II, Inc.
                                         Its:  General Partner

                                         By:      /S/ JEROME C. SILVEY
                                           -----------------------------------
                                         Name:  Jerome C. Silvey
                                         Its:   Senior Vice President and
                                                  Chief Financial Officer

                                                             Page 23 of 34 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999


                                       STARWOOD MEZZANINE HOLDINGS, L.P.


                                       By:   Starwood Capital Group I, L.P.
                                       Its:  General Partner

                                       By:   BSS Capital Partners, L.P.
                                       Its:  General Partner

                                       By:   Sternlicht Holdings II, Inc.
                                       Its:  General Partner

                                       By:   /S/ JEROME C. SILVEY
                                          -----------------------------------
                                       Name:  Jerome C. Silvey
                                       Its:   Senior Vice President and
                                                Chief Financial Officer

                                                             Page 24 of 34 Pages


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999


                                           STARWOOD CAPITAL GROUP I, L.P.


                                           By:   BSS Capital Partners, L.P.
                                           Its:  General Partner

                                           By:   Sternlicht Holdings II, Inc.
                                           Its:  General Partner

                                           By:      /S/ JEROME C. SILVEY
                                              ---------------------------------
                                           Name:  Jerome C. Silvey
                                           Its:   Senior Vice President and
                                                    Chief Financial Officer

                                                             Page 25 of 34 Pages


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999


                                         BSS CAPITAL PARTNERS, L.P.


                                         By:   Sternlicht Holdings II, Inc.
                                         Its:  General Partner

                                         By:      /S/ JEROME C. SILVEY
                                            -----------------------------------
                                         Name:  Jerome C. Silvey
                                         Its:   Senior Vice President and
                                                  Chief Financial Officer

                                                             Page 26 of 34 Pages


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999


                                    STERNLICHT HOLDINGS II, INC.


                                    By:    /S/ JEROME C. SILVEY
                                       --------------------------------------
                                    Name:  Jerome C. Silvey
                                    Its:   Senior Vice President and
                                             Chief Financial Officer

                                                             Page 27 of 34 Pages


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999


                                       SOFI-IV SMT HOLDINGS, L.L.C.


                                       By:    Starwood Opportunity Fund IV, L.P.
                                       Its:   Sole Member and Manager

                                       By:    SOFI IV Management, L.L.C.
                                       Its:   General Partner

                                       By:    Starwood Capital Group, L.L.C.
                                       Its:   General Manager

                                       By:      /S/ JEROME C. SILVEY
                                          --------------------------------------
                                       Name:  Jerome C. Silvey
                                       Its:   Senior Vice President and
                                                Chief Financial Officer

                                                             Page 28 of 34 Pages



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999


                                       STARWOOD OPPORTUNITY FUND IV, L.P.

                                       By:  SOFI IV Management, L.L.C.
                                       Its: General Partner

                                       By:  Starwood Capital Group, L.L.C.
                                       Its: General Manager

                                       By:   /S/ JEROME C. SILVEY
                                          -------------------------------------
                                       Name:  Jerome C. Silvey
                                       Its:   Senior Vice President and
                                                Chief Financial Officer

                                                             Page 29 of 34 Pages


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999


                                      SOFI IV MANAGEMENT, L.L.C.

                                      By:    Starwood Capital Group, L.L.C.
                                      Its:   General Manager


                                      By:    /S/ JEROME C. SILVEY
                                         ------------------------------------
                                      Name:  Jerome C. Silvey
                                      Its:   Senior Vice President and
                                               Chief Financial Officer

                                                             Page 30 of 34 Pages



                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999


                                      STARWOOD CAPITAL GROUP, L.L.C.


                                      By:    /S/ JEROME C. SILVEY
                                         --------------------------------------
                                      Name:  Jerome C. Silvey
                                      Its:   Senior Vice President and
                                               Chief Financial Officer

                                                             Page 31 of 34 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999

                                               /S/ BARRY S. STERNLICHT
                                               --------------------------------
                                               Barry S. Sternlicht

                                                             Page 32 of 34 Pages

                                                                      EXHIBIT 1
                                                                      ---------

                             JOINT FILING AGREEMENT
                             ----------------------

         This will confirm the agreement by and among all the undersigned that the Amendment No. 10 to the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of Common Stock, par value $0.01 per share, and Starwood Financial Inc. is being, and any and all further amendments to the Schedule 13D may be, filed on behalf of each of the undersigned.

         This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 19, 1999

                                       B HOLDINGS, L.L.C.
                                       By:      Starwood Capital Group, L.L.C.
                                       Its:     Member
                                       By:  /S/ JEROME C. SILVEY
                                          -------------------------------------
                                       Name:   Jerome C. Silvey
                                       Its:    Senior Vice President and
                                                  Chief Financial Officer


                                       STARWOOD OPPORTUNITY FUND II, L.P.
                                       By:      Starwood Capital Group I, L.P.
                                       Its:     General Partner
                                       By:      BSS Capital Partners, L.P.
                                       Its:     General Partner
                                       By:      Sternlicht Holdings II, Inc.
                                       Its:     General Partner
                                       By:  /S/ JEROME C. SILVEY
                                         --------------------------------------
                                       Name:    Jerome C. Silvey
                                       Its:     Senior Vice President and
                                                  Chief Financial Officer


                                       STARWOOD MEZZANINE INVESTORS, L.P.
                                       By:      Starwood Capital Group I, L.P.
                                       Its:     General Partner
                                       By:      BSS Capital Partners, L.P.
                                       Its:     General Partner
                                       By:      Sternlicht Holdings II, Inc.
                                       Its:     General Partner
                                       By:  /S/ JEROME C. SILVEY
                                           -----------------------------------
                                       Name:  Jerome C. Silvey
                                       Its:   Senior Vice President and
                                                Chief Financial Officer

                                                             Page 33 of 34 Pages


                           STARWOOD MEZZANINE HOLDINGS, L.P.
                           By:      Starwood Capital Group I, L.P.
                           Its:     General Partner
                           By:      BSS Capital Partners, L.P.
                           Its:     General Partner
                           By:      Sternlicht Holdings II, Inc.
                           Its:     General Partner
                           By:  /S/ JEROME C. SILVEY
                              -----------------------------------
                           Name:    Jerome C. Silvey
                           Its:     Senior Vice President and
                                      Chief Financial Officer

                           STARWOOD CAPITAL GROUP I, L.P.
                           By:      BSS Capital Partners, L.P.
                           Its:     General Partner
                           By:      Sternlicht Holdings II, Inc.
                           Its:     General Partner
                           By:  /S/ JEROME C. SILVEY
                              ----------------------------------
                           Name:    Jerome C. Silvey
                           Its:     Senior Vice President and
                                      Chief Financial Officer

                           BSS CAPITAL PARTNERS, L.P.
                           By:      Sternlicht Holdings II, Inc.
                           Its:     General Partner
                           By:   /S/ JEROME C. SILVEY
                              ----------------------------------
                           Name:    Jerome C. Silvey
                           Its:     Senior Vice President and
                                      Chief Financial Officer

                           STERNLICHT HOLDINGS II, INC.
                           By:   /S/ JEROME C. SILVEY
                              ----------------------------------
                           Name:    Jerome C. Silvey
                           Its:     Senior Vice President and
                                      Chief Financial Officer

                           SOFI-IV SMT HOLDINGS, L.L.C.
                           By:      Starwood Opportunity Fund IV, L.P.
                           Its:     Sole Member and Manager
                           By:      SOFI IV Management, L.L.C.
                           Its:     General Partner
                           By:      Starwood Capital Group, L.L.C.
                           Its:     General Manager
                           By:  /S/ JEROME C. SILVEY
                              ----------------------------------
                           Name:    Jerome C. Silvey
                           Its:     Senior Vice President and
                                      Chief Financial Officer

                           STARWOOD OPPORTUNITY FUND IV, L.P.
                           By:      SOFI IV Management, L.L.C.
                           Its:     General Partner
                           By:      Starwood Capital Group, L.L.C.
                           Its:     General Manager
                           By:  /S/ JEROME C. SILVEY
                              -----------------------------------------
                           Name:    Jerome C. Silvey
                           Its:     Senior Vice President and
                                      Chief Financial Officer

                           SOFI IV MANAGEMENT, L.L.C.
                           By:      Starwood Capital Group, L.L.C.
                           Its:     General Manager
                           By:  /S/ JEROME C. SILVEY
                              ----------------------------------------
                           Name:    Jerome C. Silvey
                           Its:     Senior Vice President and
                                      Chief Financial Officer

                           STARWOOD CAPITAL GROUP, L.L.C.
                           By:   /S/ JEROME C. SILVEY
                              ----------------------------------------
                           Name:      Jerome C. Silvey
                           Its:       Senior Vice President and
                                        Chief Financial Officer

                                      /S/ BARRY S. STERNLICHT
                                      --------------------------------
                                      Barry S. Sternlicht